
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933


(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Jubel, Inc.

Legal status of issuer

> *Form*
> Corporation

> *Jurisdiction of Incorporation/Organization*
> California

> *Date of organization*
> May 29, 2015

Physical address of issuer
863 Bowsprit Rd., Chula Vista, CA 91914

Website of issuer
www.jubel.co

Name of intermediary through which the Offering will be conducted
MicroVenture Marketplace, Inc.

CIK number of intermediary
0001478147

SEC file number of intermediary
008-68458

CRD number, if applicable, of intermediary
152513

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
The issuer will not owe a commission to the intermediary at the conclusion of the offering.

Type of security offered
Crowd Note

Target number of Securities to be offered
25,000

Price (or method for determining price)
$1.00

Target offering amount
$25,000.00

Oversubscriptions accepted:

☑ Yes

☐ No

Oversubscriptions will be allocated:

☐ Pro-rata basis

☐ First-come, first-served basis

☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$107,000.00

Deadline to reach the target offering amount
January 21, 2019

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
2

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$32,604.94	$18,110.56
Cash & Cash Equivalents	$30,783.94	$16,289.56
Accounts Receivable	$0.00	$0.00
Short-term Debt	$53,842.24	$14.73
Long-term Debt	$0.00	$0.00
Revenues/Sales	$290,713.02	$92,252.93
Cost of Goods Sold	$231,738.66	$46,669.80
Taxes Paid	$0.00	$0.00
Net Income	-$59,951.98	-$21,342.91

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

November 15, 2018

FORM C

Up to $107,000.00

Jubel, Inc.



of Crowd Notes

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Jubel, Inc., a California corporation (the "Company" or "Jubel," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $25,000.00 and up to $107,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through MicroVenture Marketplace, Inc. (the "Intermediary"). The issuer will not owe a commission to the intermediary at the conclusion of the offering.

	Price to Purchasers	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$0.00	$100.00
Aggregate Minimum Offering Amount	$25,000.00	$0.00	$25,000.00
Aggregate Maximum Offering Amount	$107,000.00	$0.00	$107,000.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.jubel.co no later than 120 days after the end of the company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is November 15, 2018.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website at: www.jubel.co

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Jubel, Inc. is a California corporation, formed on May 29, 2015.

The Company is located at 863 Bowsprit Rd., Chula Vista, CA 91914.

The Company's website is www.jubel.co.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

Jubel is an experiential travel company that aims to make planning multi-destination trips easy by offering personalized routes, vetted destinations, budget optimization, curated local recommendations, and 24/7 support from travel experts. Jubel charges trip planning services fees to their customers and also receives commissions from suppliers.

The Offering

Minimum amount of Crowd Notes being offered	25,000
Total Crowd Notes outstanding after Offering (if minimum amount reached)	25,000
Maximum amount of Crowd Notes	107,000
Total Crowd Notes outstanding after Offering (if maximum amount reached)	107,000
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	January 21, 2019
Use of proceeds	See the description of the use of proceeds on page 25 hereof.
Voting Rights	See the description of the voting rights on page 36 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

The development and commercialization of our services is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and services and thus may be better equipped than us to develop and commercialize them. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products and services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We depend on third-party services to provide travel inventory and pay revenue shares on sales.
We rely on single or limited service providers and outsourcing vendors around the world because the relationship is advantageous due to quality, price, or lack of alternative sources. If service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in our ability to monetize our platform. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of inventory and fulfillment of booking transactions could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

In general, demand for our products and services is highly correlated with general economic conditions.
A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have

increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

We depend on third party providers, suppliers and licensors to supply some of the software and operational support necessary to provide our services.
We obtain this software from a limited number of vendors, some of which do not have a long operating history, or which may not be able to continue to supply the services we desire. Some of our software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties, or are otherwise unable to provide the services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

Quality management plays an essential role in determining and meeting customer requirements, preventing inaccurate information, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.
Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.
Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, ""cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, and damage to our data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

We plan to implement new lines of business or offer new products and services within existing lines of business.
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous

terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

The use of individually identifiable data by our business, our business associates, and third parties is regulated at the state, federal and international levels.
Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.
We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.
We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance, and transmission of this information is critical to our operations. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, regulatory penalties, disrupt our operations and the services we provide to customers, damage our reputation and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

We operate in virtually every part of the world and serve customers in more than 6 countries.
In 2018, approximately 30% of our revenue was attributable to activities outside the U.S. Our operations are subject to the effects of geopolitical risks and safety for travelers. They are also affected by local economic environments, including inflation, recession, currency volatility and actual or anticipated default on sovereign debt. Political changes, some of which may be

disruptive, can interfere with our ability to provide service to certain destinations, our customers, and all of our activities in a particular location.

Our international operations could be affected by currency fluctuations, capital and exchange controls, expropriation and other restrictive government actions, changes in intellectual property legal protections and remedies, trade regulations and procedures and actions affecting approval, production, pricing, and marketing of, reimbursement for and access to our products, as well as by political unrest, unstable governments and legal systems and inter-governmental disputes.

Any of these changes could adversely affect our business. Many emerging markets have experienced growth rates in excess of the world's largest markets, leading to an increased contribution to the industry's global performance. There is no assurance that these countries will continue to sustain these growth rates. In addition, some emerging market countries may be particularly vulnerable to periods of financial instability or significant currency fluctuations or may have limited resources for healthcare spending, which can adversely affect our results.

Climate Change, Climate Change Regulations and Greenhouse Gas Effects May Adversely Impact our Operations.

There is growing concern from members of the scientific community and the general public that an increase in global average temperatures due to emissions of greenhouse gases (GHG) and other human activities have or will cause significant changes in weather patterns and increase the frequency and severity of natural disasters. Climate change, including the impact of global warming, creates physical and financial risk. Physical risks from climate change include an increase in sea level and changes in weather conditions, such as an increase in changes in precipitation and extreme weather events. Climate change could have a material adverse effect on our results of operations by limiting the destinations that we can service due to unsuitable travel conditions.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Jose Pablo Toscano, Robert Lyons, Jenny Schroder, and Nicolas Bergengruen who are CEO: August 2015 – Present, CTO: March 2018 – Present, Head of Operations: February 2017 – Present, and CMO: September 2015 – Present of the Company, respectively. The Company has or intends to enter into employment agreements with Jose Pablo Toscano, Robert Lyons, Jenny Schroder, and Nicolas Bergengruen although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Jose Pablo Toscano, Robert Lyons, Jenny Schroder, and Nicolas Bergengruen or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Jose Pablo Toscano, Robert Lyons, Jenny Schroder, and Nicolas Bergengruen in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Jose Pablo Toscano, Robert Lyons, Jenny Schroder, and Nicolas Bergengruen die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We have not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes in the U.S.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board, and increased employee litigation including claims relating to the Fair Labor Standards Act.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.
We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.
Consumer preferences our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

Fluctuations in the mix of customer demand for our various types of solution offerings could impact our financial performance and ability to forecast performance.
Due to fluctuations in customer needs, changes in customer industries, and general economic conditions, customer demand for the range of our offerings varies from time to time and is not predictable. Our customers usually take trips once a year but there is no way to predict this and mitigate the summer's low booking season. In addition, our gross margins vary by customer and by segment and the mix of services provided to our customers could impact our results of operations as certain of our customers and segments have different gross margin profiles. Generally, the profitability of an account increases over time. As a result, the mix of solutions we provide to our customers varies at any given time, both within a quarter and from quarter-to-quarter. These variations in service mix impact gross margins and the predictability of gross margins for any period. You should not rely on the results of any one quarter as an indication of our future performance.

Our operating results may fluctuate due to factors that are difficult to forecast and not within our control.
Our past operating results may not be accurate indicators of future performance, and you should not rely on such results to predict our future performance. Our operating results have fluctuated significantly in the past and could fluctuate in the future. Factors that may contribute to fluctuations include:

* changes in aggregate capital spending, cyclicality and other economic conditions, or domestic and international demand in the industries we serve;

* our ability to effectively manage our working capital;

* our ability to satisfy consumer demands in a timely and cost-effective manner;

* pricing and availability of labor and software tools;

* our inability to adjust certain fixed costs and expenses for changes in demand;

* shifts in geographic concentration of customers, supplies and labor pools; and

* seasonal fluctuations in demand and our revenue.

If we fail to attract and retain enough sufficiently trained customer service associates and other personnel to support our operations, our business and results of operations will be seriously harmed.
We rely on customer service associates, and our success depends to a significant extent on our ability to attract, hire, train and retain qualified customer service associates. Companies in our industry, including us, experience high employee attrition. A significant increase in the attrition rate among our customer service associates could decrease our operating efficiency and productivity. Our failure to attract, train and retain customer service associates with the qualifications necessary to fulfill the needs of our existing and future clients would seriously harm our business and results of operations.

We are subject to rapid technological change and dependence on new product development.
Our industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance our products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations.
We may face pricing pressure in obtaining and retaining our clients. Our clients may be able to seek price reductions from us when booking a trip. On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations.

Further, failure to re-engage past clients for new trips could have an adverse effect on our business.

We rely on subcontractors and partners to provide customers with a single-source solution or we may serve as a subcontractor to a third party prime contractor.
From time to time, we may engage subcontractors, teaming partners or other third parties to provide our customers with a single-source solution for a broader range of service needs. Similarly, we are and may in the future be engaged as a subcontractor to a third party prime contractor. Subcontracting arrangements pose unique risks to us because we do not have control over the customer relationship, and our ability to generate revenue under the subcontract is dependent on the prime contractor, its performance and relationship with the customer and its relationship with us. While we believe that we perform appropriate due diligence on our prime contractors, subcontractors and teaming partners and that we take adequate measures to ensure that they comply with the appropriate laws and regulations, we cannot guarantee that those parties will comply with the terms set forth in their agreements with us (or in the case of a prime contractor, their agreement with the customer), or that they will be reasonable in construing their contractual rights and obligations, always act appropriately in dealing with us or customers, provide adequate service, or remain in compliance with the relevant laws, rules or regulations. We may have disputes with our prime contractors, subcontractors, teaming partners or other third parties arising from the quality and timeliness of work being performed, customer concerns, contractual interpretations or other matters. We may be exposed to liability if we lose or terminate a subcontractor or teaming partner due to a dispute, and subsequently have difficulty engaging an appropriate replacement or otherwise performing their functions in-house, such that we fail to fulfill our contractual obligations to our customer. In the event a prime contract, under which we serve as a subcontractor, is terminated, whether for non-performance by the prime contractor or otherwise, then our subcontract will similarly terminate, and we could face contractual liability and the resulting contract loss could adversely affect our business and results of operations.

Our business and financial condition may be impacted by military actions, global terrorism, natural disasters and political unrest.
Global military actions, global terrorism, natural disasters and political unrest in the Middle East and other regions are among the factors that may adversely impact regional and global economic conditions and our clients' ability, capacity and desire to travel abroad. Additionally, hurricanes or other unanticipated catastrophes, both in the U.S. and globally, could disrupt our operations and negatively impact our business as well as disrupt our clients' travels, which may result in a further adverse impact on our business. As a result, significant disruptions caused by such events could materially and adversely affect our business and financial condition.

The Company could be negatively impacted if found to have infringed on intellectual property rights.
Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party,

or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.
Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.
To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.
Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

If we fail to maintain or expand our relationships with our suppliers, we may not have adequate access to new or key technology necessary for our products, which may impair our ability to deliver leading-edge products.
In addition to the technologies we develop, our suppliers develop product innovations at our direction that are requested by our customers. Further, we will rely heavily on OTAs, such as booking.com, Amadeus, Viator, Airbnb etc. to provide us with leading-edge travel inventory that conforms to required specifications or contractual arrangements on time and in accordance with a product roadmap. If we are not able to maintain or expand our relationships with our suppliers or continue to leverage their research and development capabilities to develop new technologies desired by our customers, our ability to deliver leading-edge products in a timely manner may be impaired and we could be required to incur additional research and development expenses. Also, disruption in our supply chain or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary products, components and services. Similarly, suppliers have operating risks that could impact our business. These risks could create product time delays, inventory and invoicing problems, staging delays, and other operational difficulties.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.
Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on our business.

Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.
To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their

investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering, the Company's current owners of 20% or more beneficially own up to 72.9% of the Company. Subject to any fiduciary duties owed to our other owners or investors under California law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

Jubel is an experiential travel company that aims to make planning multi-destination trips easy by offering personalized routes, vetted destinations, budget optimization, curated local recommendations, and 24/7 support from travel experts. Jubel charges trip planning services fees to their customers and also receives commissions from suppliers.

Business Plan

Jubel seeks to be the perfect solution for adventurous travelers that want to easily plan a multi-destination experiential trip, that balances their needs and preferences as well as the ones of the people they are traveling with, all while staying on budget.

Problem: Planning experiential travel is overwhelming
1. Travelers now want to have more meaningful multi-destination travel experiences
2. They struggle with choice overload
3. Unreliable web information
4. And not knowing best value trip
5. Today, according to Expedia Media Solutions research, it takes travelers an average of 23 hours and 140 visits to travel websites to plan a trip.

Solution: A DIY Trip Planning and Booking Platform
1. User-driven AI and database allows clients to discover vetted destinations perfect for their preferences
2. Simple drag & drop interface to craft and book complex multi-destination trips
3. Budget Optimization for best value
4. Our services are generally less expensive than those of standard full-service travel agencies

Monetization: Jubel will connect to travel inventory application program interfaces, such as booking.com, Viator, and Expedia, which provides access to worldwide inventories (hotels, car rentals, and activity providers). These companies charge an average of 10-20% to suppliers and give Jubel 40-50% revenue share. This leaves Jubel with an average of 10% in net revenue from total booking costs. Jubel also charges trip planning services fees to their customers.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Custom Multi-Destination Trips	Using a proprietary travel destination database, Jubel's travel specialists personalize multi-destination tours for their customers taking into account their needs, preferences, and budgets. Jubel's travel specialists also provide 24/7 support, budget optimization, and curated local recommendations.	25-55 year old international travelers, college educated, with household incomes above $45,000.

Using the proceeds of the offering, Jubel plans to complete an automated DIY platform to plan and book multi-destinations tours without the need of their travel specialist. The first version of the platform is expected to be available by the end of 2018.

Jubel offers its trip planning service via their online website.

Competition

The Company's primary competitors are Evaneos, Inspirock, PickYourTrail, Noken, Group Travel Agents, Luxury Agents.

The market for Jubel's products and services is highly competitive, and the Company is confronted by aggressive competition in all areas of its business. What sets Jubel apart from the competition is its technology, which allows its customers to quickly craft personalized multi-destination trips for their specific budget, to any tourism destinations around the world.

Unless travelers can afford a luxury travel agency, one of the only ways to personalize a multi-destination trip is to rely on the internet which could require over 30 hours and four months of work to plan. Jubel aims to bridge this gap between tedious do-it-yourself planning and the luxury of having a travel agent.

Customer Base

Jubel's customers are individual consumers of international leisure travel products

Governmental/Regulatory Approval and Compliance

The Company is dependent on the following regulatory approvals:

Line of Business	Government Agency	Type of Approval	Application Date	Grant Date
Travel Agency	California Department of Justice	Seller of Travel	May 1, 2018	May 3, 2018

Jubel is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities in the areas of labor, advertising, digital content, consumer protection, billing, e-commerce, promotions, quality of services, intellectual property ownership and infringement, tax, and data privacy requirements. These laws and regulations are subject to change.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 863 Bowsprit Rd., Chula Vista, CA 91914

The Company conducts business in California.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
General Marketing Expenses	20.00%	$5,000	43.93%	$47,000
Research and Development	80.00%	$20,000	56.07%	$60,000
Total	**100.00%**	**$25,000**	**100.00%**	**$107,000**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: At company's discretion.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Jose Pablo Toscano

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO: August 2015 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Jubel (CEO): August 2015 – Present. Responsibilities:
- Creating, planning, implementing, and integrating the strategic direction of Jubel.
- All day-to-day management decisions and for implementing the Company's long and short-term plans.

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Nicolas Bergengruen

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CMO: September 2015 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Jubel (CMO): September 2015 – Present. Responsibilities
- Customer acquisition
- Carrying out marketing campaigns to grow sales, leads & subscribers
- Branding and growing Jubel's online presence (SEO & Content Strategy)
- Working with strategic partners to grow business and exposure

Oasis Collections (Supply & Growth Manager): Sep 2015 – Dec 2016. Responsibilities:
- Managed the Miami (HQ) portfolio and grew its supply to over 200 curated properties. Grew its profitability by 45% over 12 months turning Miami into a core market for Oasis
- Created new revenue management strategy and implemented new dynamic pricing analysis for rental maximization (eventually used by Destination Managers in New York, L.A, Argentina, Colombia and London).
- Pitched, closed, and managed partnerships with Hyde (SLS), Douglas Elliman, and Swire Properties along with Founder & CEO, Parker Stanberry, leading up to the minority investment from Accor Hotels.
- Built and shared a How-To Sales guide for Portfolio Curators to use across all Oasis markets: outlining strategy for growth of short-term rental portfolios.

Oasis Collections (Business Development): May 2015 – Sep 2015. Responsibilities:
- Supported Destination Managers with Oasis' new market launch in New York, London, Paris, L.A, and Barcelona
- Performed thorough analysis of short-term rental landscape and regulation in those destinations
- Built 5 business development roadmaps for each new market to build out local supply
- Pitched large brokerage firms for Destination Managers to close partnerships
- Sourced, acquired, and closed over 30 home and apartment rental leads for the new portfolios

Name

Jenny Schroder

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Head of Operations: February 2017 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Jubel (Head of Operations): February 2017 – Present. Responsibilities:
- Manage a booking team of two travel agents
- Create personalized travel proposals for our clients
- Liaise with hotels and local suppliers to book personalized trips
- Build the Jubel Database by researching and adding destinations to the portfolio

Indagare (Assistant Travel Specialist): Jul 2016 – Feb 2017. Responsibilities:
- Brainstormed and created detailed, day-by-day itineraries for clients
- Performed outreach and established partnerships with hotels and local suppliers
- Took on own clients, guiding them throughout the whole booking process
- Scouted new travel destinations and created content for the Indagare website

Indagare (Travel Coordinator): Jul 2015 – Jun 2016. Responsibilities:
- Liaised with hotels and local suppliers to book personalized trips
- Assisted in creating detailed, day-by-day itineraries for clients

- Acted as the point person for clients before booking and during their trip

Name

Robert Lyons

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CTO: March 2018 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Jubel (CTO): March 2018 – Present. Responsibilities:
- Develop the company's strategy for using technological resources.
- Ensuring technologies are used efficiently, profitably and securely.
- Evaluating and implementing new systems and infrastructure.

Epiphanous Consulting (Founder & CEO): March 2018 – Present. Responsibilities:
- Help companies unlock, understand and utilize their data through better software and data architecture.

Athlinks (Co-Founder, CTO, Senior Architect): April 2008 – March 2018. Responsibilities:
- Hands on architect, using Scala, Java, Flink, Spark, Hadoop, Elasticsearch, Kibana, RDF and GraphQL to design and build real time streaming data solutions for operational and analytic applications.

Name

Jose Pablo Toscano

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO: August 2015 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Jubel (CEO): August 2015 – Present. Responsibilities:
- Creating, planning, implementing, and integrating the strategic direction of Jubel.
- All day-to-day management decisions and for implementing the Company's long and short-term plans.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to California law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 2 employees in Washington and New York. The Company has the following employment/labor agreements in place:

Employee	Description	Effective Date	Termination Date
Jenny Schroder	Head of Experiences	February 6, 2017	At will
Samantha Dexter	Travel Specialist & Writer	August 25, 2017	At will

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Common Stock

The Company is currently authorized to issue ten million (10,000,000) shares of common stock, par value of $0.00001 (designated the *"Common Stock"*), pursuant to the Amendment to the Certificate of Incorporation, filed on February 08, 2018 (the ***"Amended COI"***).

As of the date of this Form C, there are a total of 2,571,608 shares of the Company's Common Stock issued and outstanding.

Preferred Stock

The Company is currently authorized to issue two million (2,000,000) shares of preferred stock, par value of $0.00001 (designated the *"Preferred Stock"*), pursuant to the Amendment to the Certificate of Incorporation, filed on February 08, 2018 (the ***"Amended COI"***). One million (1,000,000) shares of the authorized Preferred Stock were designated Series A Preferred Stock. On February 08, 2018, the Company sold an aggregate of 240,156 shares of its Series A Preferred Stock pursuant to the registration and filing exemptions available under Section 4(a)(2) of the Securities Act of 1933 (as amended).

Employee Stock Option Plan

On February 8, 2018, the Company adopted and approved its 2018 Stock Plan (the "***Stock Plan***") to incentivize the Company's employees, directors, and consultants. The aggregate number of shares of the Company's Common Stock that may be issued pursuant to the Stock Plan shall not exceed 480,312 shares.

The Company has the following debt outstanding:

Type of debt	Bank loan
Name of creditor	Intuit Financing, Inc.
Amount outstanding	$40,000.00
Interest rate and payment schedule	ANNUAL PERCENTAGE RATE 13% Monthly Installments of: $4,690.95
Amortization schedule	9 payments over 9 months
Describe any collateral or security	Not applicable
Maturity date	July 15, 2019
Other material terms	Not applicable

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds*	Offering Date	Exemption from Registration Used or Public Offering
Preferred Stock	240,156	$100,000.00	- $50,000 to participate in the Capital Innovators Accelerator Program - $20,000 to repay credit card debt - $20,000 towards product development - $10,000 towards future wages	February 6, 2018	Section 4(a)(2)

* Pursuant to the terms of the investment, Capital Innovators' Lindbergh Technology Fund received 240,156 shares of Series A Preferred Stock. $50,000 was utilized directly by Jubel to further the Company's operations, and $50,000 was paid to Capital Innovator's on the Company's behalf as payment for participation in Capital Innovator's Accelerator Program.

Ownership

A majority of Jubel is owned by a few people/entities. Those people/entities are Jose Pablo Toscano, Nicolas Bergengruen, Jenny Schroder, and the Lindbergh Technology Fund, LP.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Jose Pablo Toscano	72.9%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$58,975.00	-$60,450.00	$0.00

Operations

Following the Offering, Jubel should have enough liquidity to execute its business plan until October 2019. Once Jubel achieves product-market fit, the Company intends to raise a $500,000 - $1,000,000 seed round to accelerate growth and optimally reach profitability by 2021. The Company faces significant challenges in developing and marketing a viable product in a competitive environment at scale.

Jubel does not expect to achieve profitability in the next 12 months and intends to focus on the following milestones: 1) Finish their DIY trip planning platform to book multi-destination leisure tours, 2) Achieve $50,000 in monthly net revenue, 3) Achieve a scalable cost of acquisition under $100 to quickly grow the platform.

Liquidity and Capital Resources

The Offering proceeds are important to Jubel's operations. While not dependent on the Offering proceeds, the influx of capital will assist in the achievement of Jubel's next milestones and expedite the realization of its business plan, specifically finishing its automated trip planning platform. The Offering proceeds will have a beneficial effect on its liquidity, as the Company currently has $36,000 in cash on hand which will be augmented by the Offering proceeds and used to execute its business strategy.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

If Jubel's sales dip below expectations it will need to take out a short-term loan to cover operating cash burn in order to not impact the use of proceeds from the offering.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 107,000 of Crowd Notes for up to $107,000.00. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by January 21, 2019 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $107,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a At the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process through the Intermediary's platform. Purchaser funds will be held in escrow with Boston Private Bank and Trust Co. until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Digital Registry in exchange for his or her investment as soon as practicable thereafter.

The subscription process through the Intermediary's platform is not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through MicroVenture Marketplace, Inc., the Intermediary. The following field below sets forth the compensation being paid in connection with the Offering.

Commission/Fees

The issuer will not owe a commission to the intermediary at the conclusion of the offering.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization

See 'CAPITALIZATION AND OWNERSHIP' above

The material terms of the Security are as follows:

Not Currently Equity Interests
The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Valuation Cap
$3,000,000.00

Conversion of the Crowd Note.

1. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing, the Crowd Note will convert into Conversion Shares pursuant to the following:

    a. If the investor <u>is not</u> a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (i) the Company's election or (ii) a

Corporate Transaction.

    b. If the investor <u>is</u> a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

2. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

    a. The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the Preferred Stock sold in the Qualified Equity Financing; <u>provided, however</u>, that if the investor <u>is not</u> a Major Investor, the investor shall receive shares of a Shadow Series with certain limited rights.

3. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the investor in writing of the terms of the Corporate Transaction.

    a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the investor shall receive the higher value received by either:

        i. Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by the (2) the Valuation Cap; or

        ii. Obtaining the Corporate Transaction Payment.

    b. If the Corporate Transaction occurs after a Qualified Equity Financing, the Company shall convert the Crowd Note into Conversion Shares pursuant to the terms of the Crowd Note.

4. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

5. **Note Completion**. This Crowd Note will terminate upon the earlier of: (a) a conversion of the entire purchase price under this Crowd Note into Conversion Shares; or (b) the payment of amounts due to the investor pursuant to the terms of the Crowd Note.

"**Conversion Shares**" shall mean, shares of the Company's Preferred Stock issued in the Qualified Equity Financing.

"**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its Preferred Stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000.00 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale (or series of related sales).

"**Shadow Series**" shall mean a series of the Company's Preferred Stock that is identical in all respects to the Preferred Stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

a.   Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the shareholders of the Company (except for on matters required by law) by irrevocable proxy;

b.   Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

"**Conversion Price**" with respect to a conversion pursuant a Qualified Equity Financing shall equal the lower of (A) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing, or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

"**Major Investor**" shall mean any investor in a Crowd Note in which the purchase price is equal to or greater than $25,000.

"**Outstanding Principal**" shall mean the purchase price. No interest shall accrue on the purchase price under the Crowd Notes.

"**Corporate Transaction**" shall mean:
i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,
ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),
iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or
iv. the liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

"**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the purchase price. If there are not enough funds to pay the investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among investors in proportion to their purchase price.

Termination
This Crowd Note will terminate upon the earlier of: (a) a conversion of the entire purchase price under this Crowd Note into Conversion Shares; or (b) the payment of amounts due to the investor pursuant to a Corporate Transaction.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Voting and Control

The Securities do not have any voting rights. Further, upon conversion of the Crowd Notes into Conversion Shares: 1) Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the shareholders of the Company (except for on matters required by law) by irrevocable proxy, and 2) Preferred Stock shareholders shall have the right to vote on the same basis as Common Stock shareholders.

The Company does not have any other voting agreements in place.

The Company does have a shareholder agreement in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the Crowd Note.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX

STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Property, Goods or Services

Related Person/Entity	Virtudes Loberia
Relationship to the Company	Parent of Jose Pablo Toscano
Total amount of money involved	$74,000.00
Benefits or compensation received by related person	Trip planning/ booking services
Benefits or compensation received by Company	Standard service fee
Description of the transaction	Cash payment for travel services

Securities

Related Person/Entity	Jenny Schroder
Relationship to the Company	Head of Operations
Total amount of money involved	$2,414.03
Benefits or compensation received by related person	81,658 shares of Company's Common Stock at the purchase price of $0.02956455 per share (which equals an aggregate purchase price of $2,414.03, and she received a sign-on bonus to cover this purchase price).
Benefits or compensation received by Company	Continuous status as service provider
Description of the transaction	Restricted Common Stock

Related Person/Entity	Nicolas Bergengruen
Relationship to the Company	CMO
Total amount of money involved	$25,000.00
Benefits or compensation received by related person	845,607 shares of common stock over a 4 year vesting period
Benefits or compensation received by Company	Continuous status as service provider
Description of the transaction	Restricted Common Stock

Related Person/Entity	Jose Pablo Toscano
Relationship to the Company	CEO
Total amount of money involved	$93,258.00
Benefits or compensation received by related person	3,155,393 shares of common stock over a 4 year vesting period
Benefits or compensation received by Company	Continuous status as service provider
Description of the transaction	Restricted Common Stock

Other Transactions

Related Person/Entity	Robert Lyons
Relationship to the Company	CTO
Total amount of money involved	$36,000.00
Benefits or compensation received by related person	Compensation for services
Benefits or compensation received by Company	Consulting services
Description of the transaction	Cash payment pursuant Independent Contractor Agreement

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Jose Pablo Toscano
(Signature)

Jose Pablo Toscano
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Nicolas Bergengruen
(Signature)

Nicolas Bergengruen
(Name)

CMO
(Title)

11/14/2018
(Date)

/s/Jose Pablo Toscano
(Signature)

Jose Pablo Toscano
(Name)

CEO
(Title)

11/14/2018
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS
Exhibit A   Financial Statements
Exhibit B   Company Summary
Exhibit C   Subscription Agreement
Exhibit D   Crowd Note
Exhibit E   Pitch Deck
Exhibit F   Video Transcript

EXHIBIT A
Financial Statements

Jubel

BALANCE SHEET

As of December 31, 2017

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Bank of America Checking	22,558.74
BoA Payroll and Cash	4,871.87
JP Banamex (deleted)	0.01
JP Personal Account Expenses	0.00
PayPal Bank (NZD)	-21.68
PayPal Transactions	0.00
Stripe	0.00
Total Bank Accounts	**$27,408.94**
Other Current Assets	
Undeposited Funds	3,375.00
Total Other Current Assets	**$3,375.00**
Total Current Assets	**$30,783.94**
Fixed Assets	
Machinery & Equipment	
Depreciation	-957.00
Original cost	2,778.00
Total Machinery & Equipment	**1,821.00**
Total Fixed Assets	**$1,821.00**
TOTAL ASSETS	**$32,604.94**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
American Express Credit Card	53,478.91
Credit Card Freedom	0.00
Credit Card JP Reserve	0.00
Jenny Bank of America CC	8,818.38
JP Bank of America CC	2,796.34
Nico Bank of America CC	1,042.57
Travel Rewards BoA Credit Card	-12,595.90
Total Credit Cards	**$53,540.30**
Other Current Liabilities	
Direct Deposit Payable	0.00
Payroll Liabilities	
CA PIT / SDI	0.00
CA SUI / ETT	0.00
Federal Taxes (941/944)	0.00
Federal Unemployment (940)	70.60
NYS Employment Taxes	0.00
NYS Income Tax	175.08

	TOTAL
WA SUI Employer	56.26
Total Payroll Liabilities	**301.94**
Total Other Current Liabilities	**$301.94**
Total Current Liabilities	**$53,842.24**
Total Liabilities	**$53,842.24**
Equity	
Jose Pablo Toscano's Equity	45,979.78
Nicolas Bergengruen's Equity	25,000.00
Opening Balance Equity	3,036.73
Retained Earnings	-35,301.83
Net Income	-59,951.98
Total Equity	**$ -21,237.30**
TOTAL LIABILITIES AND EQUITY	**$32,604.94**

Jubel

PROFIT AND LOSS
January - December 2017

	TOTAL
Income	
PayPal Income	2,750.00
Refunds-Allowances	21,492.66
Sales	266,382.78
Sales of Product Income	87.58
Total Income	**$290,713.02**
Cost of Goods Sold	
Cost of Goods Sold	231,738.66
Total Cost of Goods Sold	**$231,738.66**
GROSS PROFIT	**$58,974.36**
Expenses	
Advertising	5,486.87
Bank Charges	7,393.80
Insurance	671.25
Interest Expense	535.92
Legal & Professional Fees	6,144.00
Meals and Entertainment	280.46
Office Expenses	379.74
Other General and Admin Expenses	1,263.14
Payroll Expenses	
Taxes	2,648.27
Wages	26,641.27
Total Payroll Expenses	**29,289.54**
Rent or Lease	4,631.37
Subcontractors	45,068.86
Supplies	813.54
Taxes & Licenses	1,855.08
Telephone Expense	2,034.76
Tools	4,710.36
Travel	7,715.57
Travel Meals	114.66
Utilities	538.08
Total Expenses	**$118,927.00**
NET OPERATING INCOME	**$ -59,952.64**
Other Income	
Interest Earned	0.66
Total Other Income	**$0.66**
NET OTHER INCOME	**$0.66**
NET INCOME	**$ -59,951.98**

Jubel

STATEMENT OF CASH FLOWS

January - December 2017

	TOTAL
OPERATING ACTIVITIES	
Net Income	-59,951.98
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Credit Card JP Preferred (deleted)	-14.73
Credit Card JP Reserve	0.00
Jenny Bank of America CC	8,818.38
JP Bank of America CC	2,796.34
Nico Bank of America CC	1,042.57
Travel Rewards BoA Credit Card	-12,595.90
XXXX-XXXXXX-01003	53,478.91
Direct Deposit Payable	0.00
Payroll Liabilities:CA PIT / SDI	0.00
Payroll Liabilities:CA SUI / ETT	0.00
Payroll Liabilities:Federal Taxes (941/944)	0.00
Payroll Liabilities:Federal Unemployment (940)	70.60
Payroll Liabilities:NYS Employment Taxes	0.00
Payroll Liabilities:NYS Income Tax	175.08
Payroll Liabilities:WA SUI Employer	56.26
Payroll Liabilities:WA Workers Compensation	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**53,827.51**
Net cash provided by operating activities	**$ -6,124.47**
FINANCING ACTIVITIES	
Jose Pablo Toscano's Equity	-4,901.88
Nicolas Bergengruen's Equity	25,000.00
Opening Balance Equity	520.73
Net cash provided by financing activities	**$20,618.85**
NET CASH INCREASE FOR PERIOD	**$14,494.38**
Cash at beginning of period	16,289.56
CASH AT END OF PERIOD	**$30,783.94**

Jubel

BALANCE SHEET

As of December 31, 2016

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Bank of America Checking	13,137.02
BoA Payroll and Cash	125.00
JP Banamex (deleted)	0.01
JP Personal Account Expenses	0.00
PayPal Bank (NZD)	1,527.53
PayPal Transactions	1,500.00
Stripe	0.00
Total Bank Accounts	**$16,289.56**
Other Current Assets	
Undeposited Funds	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$16,289.56**
Fixed Assets	
Machinery & Equipment	
Depreciation	-957.00
Original cost	2,778.00
Total Machinery & Equipment	**1,821.00**
Total Fixed Assets	**$1,821.00**
TOTAL ASSETS	**$18,110.56**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Credit Card Freedom	0.00
Credit Card JP Preferred (deleted)	14.73
Credit Card JP Reserve	0.00
XXXX-XXXXXX-01003	0.00
Total Credit Cards	**$14.73**
Total Current Liabilities	**$14.73**
Total Liabilities	**$14.73**
Equity	
Jose Pablo Toscano's Equity	50,881.66
Opening Balance Equity	2,516.00
Retained Earnings	-13,958.92
Net Income	-21,342.91
Total Equity	**$18,095.83**
TOTAL LIABILITIES AND EQUITY	**$18,110.56**

Jubel

PROFIT AND LOSS

January - December 2016

	TOTAL
Income	
PayPal Income	22,299.45
Sales	69,953.48
Total Income	**$92,252.93**
Cost of Goods Sold	
Cost of Goods Sold	46,669.80
Total Cost of Goods Sold	**$46,669.80**
GROSS PROFIT	**$45,583.13**
Expenses	
Advertising	2,180.77
Bank Charges	1,965.87
Commissions & fees	562.08
Interest Expense	32.00
Job Materials	1,879.73
Legal & Professional Fees	5,230.55
Office Expenses	1,550.66
Other General and Admin Expenses	1,845.34
PayPal Fees	1,483.64
Repair & Maintenance	692.43
Taxes & Licenses	2,340.00
Travel	14,118.32
Travel Meals	2,926.36
Uncategorized Expense	2,170.99
Utilities	188.62
Total Expenses	**$39,167.36**
NET OPERATING INCOME	**$6,415.77**
Other Expenses	
Depreciation	695.00
Exchange Gain or Loss	-0.01
Jose Pablo Toscano	26,806.99
Miscellaneous	256.70
Total Other Expenses	**$27,758.68**
NET OTHER INCOME	**$ -27,758.68**
NET INCOME	**$ -21,342.91**

Jubel

STATEMENT OF CASH FLOWS

January - December 2016

	TOTAL
OPERATING ACTIVITIES	
Net Income	-21,342.91
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Machinery & Equipment:Depreciation	957.00
Credit Card Freedom	0.00
Credit Card JP Preferred (deleted)	14.73
Credit Card JP Reserve	0.00
XXXX-XXXXXX-01003	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**971.73**
Net cash provided by operating activities	**$ -20,371.18**
INVESTING ACTIVITIES	
Machinery & Equipment:Original cost	-2,778.00
Net cash provided by investing activities	**$ -2,778.00**
FINANCING ACTIVITIES	
Jose Pablo Toscano's Equity	50,881.66
Opening Balance Equity	2,516.00
Net cash provided by financing activities	**$53,397.66**
NET CASH INCREASE FOR PERIOD	**$30,248.48**
Cash at beginning of period	-13,958.92
CASH AT END OF PERIOD	**$16,289.56**

EXHIBIT B
Company Summary





Company: Jubel

Market: Travel Planning & Booking

Product: Platform that matches travelers to customizable travel packages based on their preferences and budget through its proprietary database

Investors: Lindbergh Technology Fund

Company Highlights

- As of October 2018, 29% of customers that had booked a trip through the service repurchased a Jubel trip within 12 months
- Jubel grew its user base 107% year-over-year in 2017
- Revenue increased 85% year-over-year in 2018 through September compared to the same time period in 2017
- Part of Capital Innovators Accelerator's Spring 2018 class

PERKS

$1,000: 50% discount on all planning/curated guide fees for trips booked through 2019

$5,000: All planning/curated guide fees waived for trips booked through 2019

$25,000+: Jubel's Head of Experiences will serve as your dedicated travel advisor with all planning/curated guide fees waived through 2020

You are investing in Crowd Notes in this offering. Perks are meant to be a thank you from the company for investing. The perks above are NOT inclusive of lower dollar amount perks.

COMPANY SUMMARY

Opportunity

Consumer interest in experiential and adventure travel is on the rise due in part to consumers strong desire for new travel experiences.[i] However, consumers that are interested in booking these types of trips themselves are presented with a high, and oftentimes overwhelming, number of choices. In the 45 days prior to booking a trip, American consumers make an average of 140 visits to travel sites. On these travel sites, they spend an average of 23 total hours researching their trip before booking.[ii] To help address pain points and desires for new travel experiences, many consumers are seeking out more personalized travel recommendations. In fact, approximately 36% of them would be more likely to pay for the services of a travel brand that tailored its information and overall trip experience based on personal preferences or past behavior. Further, one in three travelers are interested in using digital assistants to research and/or book travel.[iii]

Founded in 2015, Jubel's mission is to help eliminate the stress and time involved in planning and booking experiential travel by seamlessly customizing trips to their customer's preferences and budgets. Backed by efficient trip planning software and a proprietary database of nearly 1,000 destinations, Jubel's technology allows the company to quickly match clients with potentially ideal trips. The company's algorithm and artificial intelligence will score hundreds of thousands of potential itineraries and select the best options according to indicated consumer preferences and provide their users with a platform where they can further customize and book their travel package.

Product

Jubel offers customers a proprietary database of close to 1,000 destinations in over 100 countries which it uses to create its travel recommendations. Customers start by answering a travel preference survey that will influence the trips that Jubel recommends. In the survey, customers are first asked about their budget so Jubel can optimize all trips based on price. Customers then designate their interest in how they would like to spend their time while on their vacation. Jubel's five options are: active nature, culturist, chilled nature, oceanist, and party purist. Customers also indicate their preference for natural scenery and their destination preference such as urban metropolis, small city, or an isolated area.


How would you like to spend your time? Help
Active Nature
Culturist
Chilled Nature
Oceanist
Party Purist
Your Custom Path
0%
0%
0%
0%
0%
0 % / 100%
Natural Scenery Preference (Optional)
Destination Type Preference (Optional)
Select all that apply
Select all that apply
Next

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Users are also asked about specific activities they may be interested in, country/region preferences, lodging preferences, transportation options, pace of travel, amount of activities they would like to experience, and the culture-shock levels they are comfortable with. Finally, users have the option to describe their ideal travel experience in their own words.

Accommodation Style Preference (check all that apply)

    

Hostel Budget Mid Range Luxe Ultra

 I'm ok staying at a lower category hotel if high-end accommodations don't exist.

 Next →

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After a customer submits their survey, Jubel taps into its proprietary database of destinations and their trip planning software helps determine the best trip for its users by scoring the compatibility with their specific survey answers. The company then sends a travel proposal to users for their review and approval.

Customers also have the option to choose a surprise trip in the survey. In this type of trip, users are given trip proposals that give a general idea of what to expect on the trip without revealing the destinations. Beginning at the airport and throughout their trip, travelers are prompted to open dated envelopes to reveal their next destinations. These envelopes contain all reservations as well as a Jubel Atlas with curated local recommendations on what to see, eat, drink, and do.


jubel
José Pablo
Submissions
Journeys
Catalogs
Travelers
Test
Edit
General Information
Test Test
test@test
01/18/2000
11/03/2018
Lax
10
No
$9,000.00
$4,500.00
Paths Suggested for Test
OCEANIA
Australian Summer
Australia
12 – 27 days
TEMPORAL
Azores Adventure
Temporal
2 – 5 days
NORTH AMERICA
Bahamas
Bahamas
OCEANIA
Classic Australia South
Australia
EUROPE
Classic Cyclades
Greece
OCEANIA
Classic New Zealand
New Zealand
16 – 40 days
NORTH AMERICA
Classic Nicaragua
Nicaragua
11 – 28 days
NORTH AMERICA
Classic Pacific Northwest
Canada, United States
16 – 37 days

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Once the user has reviewed and confirmed the selections, Jubel will collect an initial deposit and book flights, accommodations, transfers, and other experiences for the customer. After the payment has been processed, users will receive their Jubel Atlas which has an itinerary, travel tips, and curated local recommendations on where to eat/drink and what to see/do. Customers also have access to Jubel's team of travel specialists 24 hours a day, seven days a week for any travel assistance before, during, or after their trip.



23 - 25 December
Bai Tu Long
View on map
This region is one of the most breathtaking natural landmarks in the country, with crystalline turquoise blue waters, lush, towering cliffs, and enchanting caves.
Recognized as a Natural Wonder of the World, this is one of the most tempting destinations in the country for travelers who love discovering nature.
Head out on a two day excursion through this breath-taking scenery, and let the magic encompass you.
Destination Information

Use of Proceeds and Product Roadmap

Jubel is developing a do-it-yourself (DIY) travel platform that will build on its current technology to link the company's proprietary database to a client-facing platform. Jubel anticipates spending the majority of the funds raised in this offering towards development for the DIY travel platform. Most of the remaining funds are expected to be used for marketing expenses to help drive revenue. Jubel intends to market their platform using their current digital channels like search engines and social media platforms to drive traffic to their website. The company has discretion to alter the use of the proceeds.





USE OF PROCEEDS: MIN RAISED ($25K)
Marketing Expenses
Research and Development
$5,000
$20,000

USE OF PROCEEDS: MAX RAISED ($107K)
Marketing Expenses
Research and Development
$47,000
$60,000



Do-It-Yourself Travel Platform

Jubel is in the process of creating a do-it-yourself planning and booking travel platform that is expected to launch in beta January 2019 with additional features to be rolled out continually. Users will be able to provide similar preference choices to Jubel's current survey in order to be matched to their ideal trips. Customers will be able to choose their favorite trip from a pre-selected set of itineraries that match their stated preferences. Here, users can continue customizing their trip to their liking and take full advantage of Jubel's already vetted and categorized destinations all over the world. They can extend their trip, eliminate destinations, and/or select new ones completely at their discretion while using Jubel's knowledge to guide their decisions. They will also be able to select their desired transport method, accommodations, and activities. At this point, users will be able to share their trip with their travel group so they can approve or suggest changes to the itinerary. Once everyone in the group is satisfied, the travelers can book everything through Jubel's platform.



A Coruña
Gijón
Oviedo
Bilbao
San Sebastián
Santiago de Compostela
León
Vitoria-Gasteiz
Andorra
Ourense
Vigo
Zaragoza
Valladolid
Tarragona
Porto
Salamanca
Madrid
Castellón de la Plana
Coimbra
Toledo
Valencia
Portugal
Spain (28)
Badajoz
Benidorm
Alicante
Murcia
Córdoba
Seville
Huelva
Granada
Almería
Albufeira
WHAT DO YOU WANT TO DO?
FILL UP THE CHART:
Activities...
Fishing
Scuba
Scenery...
Urban
Coast

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This new do-it-yourself platform will have a collaborative nature to also help address the pain points of planning a trip with a group. Jubel expects a group-oriented travel platform will help drive organic referrals due to increased users on the platform. Jubel's user-driven artificial intelligence features will work to capture data of customers' edits, purchases, and reviews to help learn what drives customers' decision making and satisfaction throughout the travel process. Jubel expects to use this data to create more accurate recommendations for future users.





MicroVentures


Business Model

Jubel generates revenue from client service fees and supplier commissions.

1. **Client Service Fees:** The company charges clients a service fee for booking through the platform, which averages 18% on top of the retail cost of the trip. As of September 2018, the average trip cost on Jubel's platform was $4,840.
2. **Supplier Commissions:** After providing users with their personalized trip, Jubel on average collects a 7% supplier commission fee directly or through affiliate booking platforms like Expedia, Viator, and Booking.com that they use to book the trips.

USER TRACTION

Jubel has experienced significant user growth since 2016. As of September 1, 2018, Jubel had 3,457 users, representing a 16% year-over-year increase from 2017. In 2017, the company had 2,958 users, and the number of users grew 107% year-over-year from 2016. A user is a lead that submitted a trip request, which means the lead used Jubel's platform and began the sales process.



Jubel users are also repurchasing trips from the site and recommending Jubel to other customers. Through the beginning of October 2018, approximately 29% of users that had previously booked a trip through Jubel, repurchased a trip within 12 months. In 2018, about 23% of total bookings came from referrals. In addition to referrals, over 96% of Jubel customers are likely to recommend the company as of September 2018 according to a Jubel customer feedback survey. This survey asked users how likely there were to recommend Jubel to a friend.



Since inception, Jubel has generated $780,811 in sales revenue. Year-to-date as of September 2018, Jubel has produced $396,942 in revenue, an 85% increase from the same time period in 2017. The company has experienced a surge in revenue in Q3 2018 due to an improved sales process and lead nurturing strategy. In 2017, Jubel generated $291,616 in revenue which was a 216% year-over-year increase from $92,252 in 2016.



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MicroVentures

Year-to-date through September 2018, Jubel has incurred $478,105 in total expenses. Cost of goods sold was the largest expense in 2018, accounting for over two-thirds of total expenses, this includes all their customer's trip costs and the creation of their curated local guides. In 2017, the company incurred $351,562 in total expenses for the year, up from $113,589 in 2016.



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MICROVENTURES

Year-to-date through September 2018, Jubel has generated a net loss of $81,167, $50,000 of which came from the Capital Innovators Accelerator's fee for participation in the program. In 2017, Jubel generated a net loss of $59,951. In 2016, Jubel generated a net loss of $21,342.



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Travel and tourism is one of the world's largest economic sectors. The total contribution of travel and tourism to Gross Domestic Product (GDP) was over $8.27 trillion in 2017 and is expected to grow to more than $8.60 trillion in 2018. By 2028, this number is expected to rise to over $12.45 trillion. Travel and tourism such as accommodations, transportation, entertainment, and attractions directly contributed 31.1% to GDP in in 2017. Indirect impacts, including travel and tourism investment spending like hotel construction and government spending and tourism marketing and promotion contributed about 51.6% of the total travel and tourism GDP in 2017. The remaining contribution comes from the induced contribution, which includes the spending of those who are directly or indirectly employed by the travel and tourism industry. This segment represented about 17.3% of the total contribution of travel and tourism towards GDP in 2017.[iv]



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Over the next few years, U.S. digital travel sales are expected to grow from $180.59 billion in 2016 to $219.69 billion in 2021. In particular, digital sales through mobile devices are expected to experience a significant amount of growth, while desktop/laptop sales are expected to decline slightly. In 2016, digital sales through mobile devices accounted for just over one-third of all travel sales and are expected to grow to roughly one-half of all travel sales by 2021. Mobile travel sales are forecasted to grow more than 67% from 2016 to 2021 to reach approximately $108.75 billion.[v]



Experiential travel, which is defined as a form of tourism where people focus on experiencing a country, city, or particular place by connecting to its history, people, and culture has garnered interest from multiple demographics[vi]. Approximately 57% of respondents to an American Express Travel survey indicated they seek to interact with locals when traveling. About 57% of respondents to this survey said that exploring a new destination was their most important travel goal for 2018.[vii] The adventure tourism market is currently estimated at roughly $445 billion and is expected to grow to over $1.3 trillion by 2023.[viii]

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According to CB Insights data, $5.3 billion was invested in travel tech in 2017 across 348 deals, setting a record high in terms of dollar amount invested. The year also represented the fifth consecutive year of growth in terms of the number of deals. Early stage deals, including Seed/Angel and Series A deals, represented about 60% of all 2017 deals.[ix]



Travel Tech annual financing history
2013 - 2017

COMPETITORS

Consumers have a wide number of companies to choose from to plan and book travel, ranging from full-service luxury travel agents offering expensive customized trips to spending considerable time searching the web themselves to plan and eventually book directly through platforms like Expedia, TripAdvisor, or Airbnb. These direct booking platforms mainly target customers who have already decided the destinations they will travel to and are ready to book accommodations, flights, and activities. Jubel, however, mainly targets customers who have decided to travel but need help in deciding what destinations to travel to and in creating a personalized itinerary of experiences and activities. Jubel also competes with companies that provide differing levels of customized travel planning including the following platforms:



Evaneos: The Paris-based startup is a booking platform for customized multi-day tours. Founded in 2009, Evaneos allows users to design their trips, estimate costs, and connect with local agents in each destination country. The company has partnerships with approximately 1,300 local agencies and offers around 8,000 customizable tours. Evaneos tries to provide similar guarantees as traditional tour operators by offering customers trip replacement or reimbursement services.[x] Evaneos raised $80 million in September 2018, in a round led by Partech and Level Equity, which brought their total funding to $108 million.[xi]

Inspirock: Founded in 2012, Inspirock is a mobile app that provides users with trip planning capabilities. Users are able to receive a day-by-day itinerary of various attractions in their vacation destination. On the application, users can take notes, save itineraries, and book hotels directly. The company earns commission if users book hotels, transportation, or tours through the app.[xii] Based in the Bay Area, Inspirock raised $3 million in seed funding in June 2015 from investors like MakeMyTrip, one of India's largest travel booking sites.[xiii]

PickYourTrail: Founded in 2014, the India-based company PickYourTrail allows users to customize travel tour packages. The company has a matching algorithm and price comparison engine that allows travelers to build an itinerary based on their specified preferences. PickYourTrail also offers an online concierge that allows customers to seek travel advice while on their trip. The company has partnerships with Amadeus, Expedia, Malindo Air, and Viator, among others.[xiv]

Noken: The New York-based startup aims to simplify the travel experience through a personalized guide via a mobile app. Founded in 2017, Noken's users have access to a digital guide and a customer support team that can adjust travel plans based on weather, delays, or preference changes. The company charges a $5 per person per day service fee for offline GPS directions, local restaurant and shopping recommendations, daily routes, and location-based Spotify playlists.[xv] Noken's investors include Brooklyn Bridge Ventures, Rough Draft Ventures, and the Dorm Room Fund, among other firms.[xvi]

EXECUTIVE TEAM



Jose Pablo Toscano, CEO & Co-Founder: Jose Pablo founded Jubel in 2015 after previously working as an investor at J.P. Morgan where he built skills in data analysis, simulations, team building, and sales. In 2015, he traveled through several continents building the know-how to operate a company in the experiential travel industry. Jose graduated from Wharton in 2014 with a BS in Economics and concentrations in finance and management.





Nicolas S. Bergengruen, Chief Marketing and Business Development Officer & Co-Founder: Nicolas founded Jubel in 2015 after previously working as a Supply and Growth Manager at Oasis, a travel tech startup. Throughout his career, Nicolas has developed skills in marketing and business development within the startup environment. He graduated from Villanova in 2013 with a BBA in Finance and International Business.



Robert Lyons, CTO: Robert has 18 years of software development experience and has developed the ability to pioneer platform technologies with architectural design and full-cycle execution. He has previously been the CTO and Co-Founder of two successful, data-driven technology startups. Robert received his PhD in Economics from UC Berkeley in 1999 and is an avid international traveler.



Jenny Schroder, Head of Experiences: Jenny joined Jubel in early 2017, after working for two years at Indagare Travel, a premium luxury travel agency in New York City. She has experience in trip planning, customer service, and sales within the travel industry. Jenny graduated from Barnard College of Columbia University in 2014 with degrees in Political Economics and Spanish and has visited over 50 countries.




Gerald Leenerts, Senior Front-End Engineer: Gerald has been building and designing websites based on customers' needs for the last 13 years. Previously, he was a lead front-end architect for Life Time, which gave him the unique opportunity to effectively bring customer focus into their development culture. Gerald graduated from Missouri State University in 2010 with a Bachelor of Fine Arts in Computer Animation.

INVESTMENT TERMS

Security Type: Crowd Note
Round Size: Min: $25,000 Max: $107,000
Valuation Cap: $3,000,000
Conversion Provisions: In connection with an equity financing of at least $1,000,000, the Company has the option to convert the Crowd Note into shares of a series of non-voting preferred stock, at the price per share of the new preferred stock sold in the equity financing, or a valuation cap of $3,000,000, whichever results in a lower conversion price. Please refer to the Crowd Note for a complete description of the terms of the Crowd Note, including the conversion provisions.

PRESS

Thrillist: This Travel Site Sends You to a Mystery Destination Anywhere in the World
Forbes: An Intriguing New Trend: Vacations to Surprise Destinations
Nylon: Thanks to Millennials, the Road Trip is Back on the Map
Cosmopolitan: This Travel Site Will Book Your Holiday but the Destination is a Surprise
Shape Magazine: These Travel Services Will Help You Curate the Perfect Vacation for You
Wall Street Journal: Why Even Control Freaks are Opting for 'Surprise Vacations'
Frommer's: The Trends That Will Shape Travel in 2018
Ask Men: Jubel Travel Site Plans Custom Vacations Anywhere in the World
Conde Nast Traveller: This Company Sets up Blind Dates Between Travelers and Destinations

---

[i] https://research.skift.com/wp-content/uploads/2017/10/ExperientialTravelerTrends2018_Report.pdf
[ii]
https://info.advertising.expedia.com/hubfs/Content_Docs/Premium_Content/pdf/Study_American_Path_To_Purchase-2017-09.pdf
[iii] https://www.thinkwithgoogle.com/data-collections/future-of-travel-data/
[iv] https://www.wttc.org/-/media/files/reports/economic-impact-research/regions-2018/world2018.pdf
[v] https://www.emarketer.com/Chart/US-Digital-Travel-Sales-by-Device-2016-2021-billions/209058
[vi] https://news.wtm.com/why-experiential-travel-is-not-just-for-millennials/
[vii] https://about.americanexpress.com/press-release/american-express-travel-reveals-emerging-trends-and-top-ten-destinations-2018



viii https://www.alliedmarketresearch.com/adventure-tourism-market

ix https://www.cbinsights.com/research/travel-tech-report-expert-research/

x https://www.evaneos.net/about/concept/

xi https://skift.com/2018/09/07/tour-booking-startup-evaneos-raises-80-million/

xii https://www.inspirock.com/faq#how-does-inspirock-make-money

xiii https://techcrunch.com/2015/06/24/inspirock/

xiv https://pickyourtrail.com/

xv https://download.cnet.com/blog/download-blog/noken-travel-app-eases-travel-planning-and-booking-for-millennials/

xvi https://www.cbinsights.com/company/noken-funding

EXHIBIT C
Subscription Agreement

Subscription Agreement

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN. THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Jubel, Inc.
863 Bowsprit Rd.
Chula Vista, CA 91914

Ladies and Gentlemen:

The undersigned understands that Jubel, Inc., a Corporation organized under the laws of Delaware (the "Company"), is offering up to $107,000 in Crowd Notes (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C, dated November 15, 2018 (the "Form C"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. pacific standard time on January 21, 2019 or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Boston Private Bank and Trust Co. (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.

i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.

i. The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, MicroVenture Marketplace Inc., or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, MicroVenture Marketplace Inc. or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) *No Guaranty.*

The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) *Status of Undersigned.*

The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) *Restrictions on Transfer or Sale of Securities.*

i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in Delaware, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	863 Bowsprit Rd. Chula Vista, CA 91914 Attention: Jose Pablo Toscano
with a copy to:	1345 Sixth Ave, Floor 11 New York, NY 10105 Attention: Alex Araujo
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

Jubel, Inc.
By_____ Name: Title:

EXHIBIT D
Crowd Note

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SEC, OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

JUBEL INC.

CROWD NOTE

FOR VALUE RECEIVED, Jubel, Inc. (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $3 million.

The "**Offering End Date**" is January 21, 2019.

1. Definitions.

    a. "**Conversion Shares**" shall mean with respect to a conversion pursuant to Section 2, shares of the Company's Preferred Stock issued in the Qualified Equity Financing.

    b. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (A) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

    c. "**Corporate Transaction**" shall mean:

        i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

        ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),

        iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

iv. the IPO, liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. **"Corporate Transaction Payment"** shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. **"Date of Issuance"** shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. **"Fully-Diluted Capitalization"** shall mean the number of shares of outstanding Common Stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for Common Stock, (ii) exercise of all outstanding options and warrants to purchase Common Stock and, in the case of Section 1(b), (iii) the shares reserved or authorized for issuance under the Company's existing stock option plan or any stock option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. **"Irrevocable Proxy"** shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. **"Major Investor"** shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i. **"Maximum Raise Amount"** shall mean $107,000 under Regulation CF.

j. **"Outstanding Principal"** shall mean the total of the Purchase Price.

k. **"Qualified Equity Financing"** shall mean the first sale (or series of related sales) by the Company of its Preferred Stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale or series of related sales).

l. **"Shadow Series"** shall mean shares of a series of the Company's Preferred Stock that is identical in all respects to the shares of Preferred Stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

      i.   Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by Irrevocable Proxy;

     ii.   Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

   m.   **"Target CF Minimum"** shall mean $25,000 raised via Regulation CF.

2. Conversion of the Crowd Note.

1. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing the Crowd Note will convert into Conversion Shares pursuant to the following:

   a. If the Investor <u>is not</u> a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

   b. If the Investor <u>is</u> a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

2. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

   a. The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; <u>provided, however</u>, that if the Investor <u>is not</u> a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

3. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

   a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

         i.   Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by the (2) the Valuation Cap; or

        ii.   Obtaining the Corporate Transaction Payment.

   b. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2 (a).

4. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

5. **Note Completion**. This Crowd Note will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (b) the payment of amounts due to the Investor pursuant to Section 2 (a).

3. Representations and Warranties of the Company. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

1. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized,

validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

2. **Authorization**. Except for the authorization and issuance of the Conversion Shares issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

3. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

4. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

5. **Valid Issuance of Stock**. The Conversion Shares, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and

nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

6. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

7. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

1. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

2. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

3. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

4. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

5. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

6. **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor

they shall have limited voting, information and inspection rights.

7. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

1. **Security.** This Crowd Note is a general unsecured obligation of the Company.

2. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

3. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; provided, however, that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

4. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of Delaware as applied to other instruments made by Delaware residents to be performed entirely within the state of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

5. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

6. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Shares may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Shares issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the Preferred Stock sold in the Qualified Equity Financing (or the Shadow Series).

7. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

8. **Transfer of a Crowd Note**. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

9. **Escrow Procedures**. No investor funds shall be released from escrow until the Target CF Minimum is reached. The Target CF Minimum must be met on or before the Offering Date for funds to be released from escrow.

10. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

1. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in Wilmington, Delaware unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

2. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

3. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

4. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval**. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By

confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. All Investors will be processed via Regulation CF. Investments may be accepted up to the Maximum Raise Amount up until the Offering End Date.

EXHIBIT E
Pitch Deck



Personalized
Experiential Travel







Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document and we caution you not to place undue reliance on such statements. We are a start-up business and as such certain images contained in this document are for illustration purposes only. Our company, our management and our affiliates assume no obligation to update any forward-looking statements to reflect events after the initial publication of this document or to reflect the occurrence of subsequent events.

PROBLEM: PLANNING EXPERIENTIAL TRAVEL IS OVERWHELMING



MEET ERIK: He wants a meaningful travel experience to explore a new place but is overwhelmed with:

CHOICE OVERLOAD

7 continents, 195 countries, and hundreds of thousands of destinations

UNRELIABLE INFORMATION

Comparing destinations is difficult and it's hard to know if a place is right for you

DIFFICULT TO KNOW BEST VALUE

Researching all possible trips to compare for best value is difficult, which leads to overspending

SOLUTION: A DO-IT-YOURSELF TRAVEL PLATFORM

~~CHOICE OVERLOAD~~



PERSONALIZED EXPERIENCES

Jubel understands travel-specific user preferences and suggests complete travel experiences



~~UNRELIABLE INFORMATION~~



VETTED DESTINATIONS

Growing proprietary database of almost 1,000 destinations



~~DIFFICULT TO KNOW BEST VALUE~~



OPTIMIZED BUDGET

Automatic ranking of itineraries by trip cost efficiency



TOTAL INDUSTRY GROWTH AND SIZE

Total Contribution of Travel & Tourism to Global Economy



2017 — $8.27 trillion

2018 — $8.60 trillion

2028 — $12.45 trillion

Source: https://www.wttc.org/-/media/files/reports/economic-impact-research/regions-2018/world2018.pdf

CONSUMER PREFERENCES ARE CHANGING

from **Traditional Vacations**

touristy, comfortable, repetitive, passive

to **Experiential Travel**

connection with nature, cultural
interaction, physical activities[1]





 | *"57% of travelers have set to discover a new destination for 2018"*[2]

 | *"Travelers are spending less time in major gateway cities and instead are exploring more remote destinations"*[3]

 | *"If a travel brand tailored its information and overall trip experience based on personal preferences or past behavior, 36% would be likely to pay more for their services"*[4]

1. https://skift.com/wp-content/uploads/2014/11/unwto-global-report-on-adventure-tourism.pdf
2. https://about.americanexpress.com/press-release/american-express-travel-reveals-emerging-trends-and-top-ten-destinations-2018
3. https://www.wysetc.org/2013/10/forbes-the-new-young-traveler-boom/
4. https://www.thinkwithgoogle.com/data/travel-brand-path-to-purchase/

OUR PRODUCT: HIGHLY PERSONALIZED TRAVEL EXPERIENCES

1 - 4 November

Taupo

Beautiful Lake Taupo is actually a huge volcano with a fiery history. Its most recent eruption, in 181 AD, was large enough to change the sky as far away as Europe and China. According to Maori legend, the lake is the pulsating heart of Maui's fish (New Zealand's North Island).

The lakeside town of Taupo provides a base for those who love to fish for trout, ski Mount Ruapehu and explore the local geothermal phenomena. Popular Taupo experiences include Huka Falls, geothermal walks, a prawn farm, lake cruises, New Zealand's first public cable wakeboarding park and guided kayak expeditions to see the rock carvings at Mine Bay.

Lake Taupo is a fantastic region for year-round mountain biking, with the recent completion of the Great Lake Trail. Along with cycling, there's excellent hiking and golf opportunities.

By newzealand.com

Destination Information

    

Weather	Accommodation	Travel Logistics	Scenery	Activities
November is spring in NZ. Expect pleasant temperatures and occasional showers, but mostly sun.	Mid Range - Whakaipo Lodge	Car Rental (~1 hour drive)	Forest, Mountains	Biking, Day Trips, Fishing, Hot Springs, Kayaking, Nature Reserves, Sailing, Sky Diving, Spa, Waterfalls

OUR PRODUCT: INTERNAL TRIP BUILDER

jubel
José Pablo
Submissions
Journeys
Catalogs
Travelers
Submissions / Test
Edit
General Information
Name
Test Test
Email
test@test
Date of Birth
01/18/2000
Phone
Departure Date
11/03/2018
Departure Airport
Lax
How Many Nights?
10
Flexible Dates?
No
Budget
$9,000.00
Budget Per Person
$4,500.00
Crew
Paths Suggested for Test
OCEANIA
Australian Summer
Australia
12 – 27 days
AN 80%
C 68%
CN 92%
O 96%
PP 60%
TEMPORAL
Azores Adventure
Temporal
2 – 5 days
AN 100%
C 30%
CN 100%
O 70%
PP 0%
NORTH AMERICA
Bahamas
Bahamas
3 – 6 days
AN 65%
C 0%
CN 100%
O 100%
PP 0%
OCEANIA
Classic Australia South
Australia
17 – 37 days
AN 77%
C 74%
CN 94%
O 77%
PP 45%
EUROPE
Classic Cyclades
Greece
11 – 23 days
AN 83%
OCEANIA
Classic New Zealand
New Zealand
16 – 40 days
AN 75%
NORTH AMERICA
Classic Nicaragua
Nicaragua
11 – 28 days
AN 85%
NORTH AMERICA
Classic Pacific Northwest
Canada, United States
16 – 37 days
AN 91%

HOW JUBEL WORKS



jubel

Asia: 10
Indonesia: 8
Active Nature: 5
Culture: 8
Scuba Diving: 2
Hiking: 7
Infrastructure: 3
4-Star Hotels: 4
...etc...

END USER

React

Destination Database

Individual destination database maintained and vetted by Jubel

Trip Generator

A genetic algorithm computes hundreds of thousands of trips optimized for traveler profiles

Trip Scoring

Score trips by aggregating the features that users have indicated they are interested in

Trip Database

Quick search through all available trips

Search & Booking UI

UI allows users to communicate their preferences and be matched to editable trips

Fulfillment & Payment

Connect to booking partner APIs to provide an in-site checkout

LEARNING

Data from user's trip edits, purchases, and reviews updates Jubel's trip generation learning models

HOW JUBEL WORKS



After providing users with their personalized trip, Jubel collects a fee from users and booking platforms, including the following companies:







Jubel receives a 7% supplier commission from booking platforms

Jubel receives a 18% service fee from users

Jubel average booking cost:
$4,840



Average Net Revenue Per Trip:
$1,210

CUSTOMER ACQUISTION OPPORTUNITY

CHEAP CUSTOMER ACQUISTION COST

Step 1: I want to travel!

Step 5: Which destinations?

Step 10: I'm ready to book

EXPENSIVE CUSTOMER ACQUISTION COST

Target travelers when they begin to plan

- Sell complete experiences
- Fragmented space
- High brand loyalty



Travel Agents

Target travelers when they are ready to book

- Sell commoditized products
- Consolidated space
- Low brand loyalty







JUBEL'S CONSISTENT GROWTH



3,457

2,958

1,426

2016   2017   2018 YTD (Sept.)

Users



$396,942

$291,616

$92,252

2016   2017   2018 YTD (Sept.)

Revenues

** A user is a lead that submitted a trip request, which means the lead used Jubel's platform and began the sales process

USERS LOVE OUR EXPERIENCES



29% 12 Month Repurchase Rate[1]



Recommended by

96% of clients[2]

1. Figure as of October 2018

2. This figure was found by consolidating all "unlikely or very unlikely" responses from a Jubel customer feedback form and dividing from the total number of customers, assuming that unhappy customers are extremely vocal. The figure is as of September 2018.

JUBEL IN THE PRESS

Frommer's

"These types of vacations fit the bill when it comes to providing the unique, customized experiences that travelers are said to crave these days"[1]

THRILLIST

"The chaos of group travel, solved"[2]

THE WALL STREET JOURNAL.

"…a flexible-budget option"[3]

Condé Nast Traveler

"Jubel…design every aspect of the trip within your budget"[4]

COSMOPOLITAN

"Jubel, is offering globetrotters a new way to book their next holiday"[5]

1. https://www.frommers.com/slideshows/848227-the-trends-that-will-shape-travel-in-2018
2. https://www.thrillist.com/travel/nation/travel-agent-jubel-mystery-destinations
3. https://www.wsj.com/articles/the-mystery-vacation-trend-what-will-your-destination-be-1520534109
4. https://www.cntraveller.in/story/company-sets-blind-dates-travellers-destinations/
5. https://www.cosmopolitan.com/uk/entertainment/travel/news/a47316/travel-site-jubel-surprise-holiday-destination/



PREVIOUS INVESTORS AND STARTUP ACCELERATORS

CAPITAL INNOVATORS™
INNOVATION • ITERATION • IMPLEMENTATION

Capital Innovators Accelerator
Spring 2018

Through proprietary processes developed and refined over its seven-year history, Capital Innovators Accelerator has been nationally ranked as one of the top programs in the U.S.[1]

- 90% of its 92 portfolio companies are operational
- Collectively, participants have raised over $300 million in funding[2]

Lindbergh Technology Fund
This fund provides follow-on investments to Capital Innovators Portfolio Companies

- In February 2018, Jubel raised $100,000 from Lindbergh Technology Fund



1. https://www.forbes.com/sites/alexkonrad/2017/06/07/best-accelerators-of-2017/#4a8fb55f10cb
2. https://www.capitalinnovators.com/acceleratorprogram

ALLOCATION OF FUNDS

KEY OBJECTIVES
EXPECTED TO BE
ACHIEVED WITHIN 12
MONTHS OF FUNDING

FUND ALLOCATION

1. **Finish do-it-yourself trip planning marketplace** Build on our current technology to link our proprietary database to a client facing platform



Contract: Back-end & front-end engineers, designer

2. **Grow Monthly Net Revenue** Invest in current marketing channels to drive traffic and grow revenue with an automatic sales process



Search Engine Marketing & Paid Social Advertising

3. **On-board non-digitalized providers** Acquire exclusive suppliers



Business Development

TEAM



Robert Lyons
CTO

Robert has 18 years of software development experience and has developed the ability to pioneer platform technologies with architectural design and full-cycle execution. He has previously been the CTO and Co-Founder of two successful data-driven technology startups. Robert received his PhD in Economics from UC Berkeley in 1999 and is an avid international traveler.



Jose Pablo Toscano
CEO & Co-Founder

Jose founded Jubel in 2015 after previously working as an investor at J.P. Morgan where he built skills in data analysis, simulations, team building, and sales. In 2015, he traveled through several continents building the skills to found a company in the experiential travel industry. Jose graduated from Wharton in 2014 with a BS in Economics and concentrations in finance and management.



Nicolas S. Bergengruen
CMO & Co-Founder

Nicolas founded Jubel in 2015 after previously working as a Supply and Growth Manager at Oasis, a travel-tech startup. Throughout his career, Nicolas has developed skills in marketing and business development within the startup environment. He graduated from Villanova in 2013 with a BBA in Finance and International Business.



Gerald Leenerts
Senior Front-End Engineer

Gerald has been building and designing websites based on customers' needs for the last 13 years. Previously, he was a lead front-end architect for Life Time, which gave him the unique opportunity to effectively bring customer focus into their development culture. Gerald graduated from Missouri State University in 2010 with a Bachelor of Fine Arts in Computer Animation.



Jenny Schroder
Head of Experiences

Jenny joined Jubel in early 2017, after working for two years at Indagare Travel, a premium luxury travel agency in New York City. She has experience in trip planning, customer service, and sales within the travel industry. Jenny graduated from Barnard College of Columbia University with degrees in Political Economics and Spanish in 2014 and has visited over 50 countries.

THE END



Thank you for your time!
Visit our Website at: https://www.jubel.co/

EXHIBIT F
Video Transcript

1. Jubel: A Platform to easily find trips that match your preferences and budget to cutting edge destinations, in over 100 countries, and 100% customizable.
2. Planning experiential travel is hard. Travelers spend an average of 23 hours researching and make 140 visits to travel sites. This sucks.
3. This sucks. So we decided to build something much better. How It Works:
    1. Share Your Preferences:
        1. What do you want to do
        2. When do you want to go
        3. How do you want to travel
    2. Find Your Ideal Trips
    3. And Customize Your Favorite One
    4. Learn About Your Destinations
    5. Or Discover Other Possibilities
    6. Choose how you'll move around, where you'll stay, and any activities
    7. Share the trip with your group and book everything when you are ready
4. We're Growing
    1. Users: 2016=1,426 | 2017= 2,958 | 2018= 3,457 (Sept. YTD)
    2. Revenues: 2016= $92,252 | 2017= $291,616 | 2018= $396,942 (Sept. YTD)
    3. 4.7/5 Customer Reviews (Average Facebook Review as of November 2018)
        1. "This Vacation was one of my favorite trips I've ever taken – hands down!" -Mayread Leyendecker
        2. "They exceeded our expectations in finding cities that matched our likes and interests!!!" – Katie Robinson
        3. "Mama Ruisa was a great choice. Very unique setting versus the typical hotel scene we usually do." – Norm V
    4. 29% Twelve Month Repurchase-Rate (footnote: as of September 2018)
    5. Recommended by 96% of Customers (footnote: as of September 2018 according to Jubel's feedback survey)
    6. Some of Our Other Fans: Conde Nast Traveler, Forbes, Observer, Cosmopolitan, The Wall Street Journal, The Telegraph, The Points Guy, Frommer's, Thrillist
    7. Craft your journey
    8. Discover our world's treasures
    9. And create lifelong memories
    10. Jubel